September 4, 2018

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:                              John Reynolds

Assistant Director

Office of Natural Resources

Re:                             Kimbell Royalty Partners, LP

Registration Statement on Form S-3

Filed July 30, 2018

File No. 333-226425

Ladies and Gentlemen:

This letter is submitted on behalf of Kimbell Royalty Partners, LP (the “Partnership” or “we”) in response to comments raised by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) in the Staff’s letter to Mr. R. Davis Ravnaas with the Partnership, dated August 23, 2018, related to the Partnership’s Registration Statement on Form S-3 filed on July 30, 2018 (the “Registration Statement”). The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Staff’s letter. For your convenience, your comments have been reproduced below, together with the responses of the Partnership. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

General

1.                                      We will not be in a position to consider a request to declare your registration statement effective until the comments issued yesterday in connection with the preliminary information statement filed on July 26, 2018 have been resolved. Please also make any appropriate corresponding revisions to any related disclosures in the registration statement such as under “Pending Tax Election and Restructuring.”

Response:

We acknowledge the Staff’s comment concerning the timing for a request to declare the Registration Statement effective, and we note that the comments issued in connection with the Staff’s review of the Partnership’s preliminary information statement filed on July 26, 2018 have now been resolved. In response to the Staff’s comment regarding making corresponding revisions to related disclosures in the Registration Statement, the Partnership has provided revised language for the sub-section entitled “General” under “How We Pay Distributions” on page 26 of the Registration Statement.

United States Securities and Exchange Commission

September 4, 2018

This revised language is contained in Exhibit A attached to this letter and conforms to the revised language that was included in the Partnership’s definitive information statement that was filed with the SEC on August 31, 2018 (the “Definitive Information Statement”). The changed language has been marked to show the revisions made in response to the Staff’s comment.

We currently expect to file Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which will include the revisions described in this letter and conforming revisions, with the SEC on or about September 14, 2018. Subject to resolution of the Staff’s comments to the Registration Statement, we currently expect to request acceleration of the effectiveness of the Registration Statement on September 21, 2018.

Information We Incorporate By Reference, page 2

2.                                      Please amend to specifically incorporate by reference the July 26 preliminary information statement. Please also incorporate by reference your most recent Form 10-Q and any subsequent Exchange Act filings you make prior to amending the Form S-3.

Response:

We acknowledge the Staff’s comment and, given that the Definitive Information Statement has now been filed, we confirm that Amendment No. 1 will amend the Registration Statement to specifically incorporate by reference the Definitive Information Statement, the Partnership’s most recent Form 10-Q and any subsequent Exchange Act filings we make prior to amending the Registration Statement.

If you have any questions with respect to the foregoing or require any additional information in connection with the filing, please contact Jeff M. Dobbs of Mayer Brown LLP at (713) 238-2697. Thank you for your assistance.

United States Securities and Exchange Commission

September 4, 2018

Very truly yours,

KIMBELL ROYALTY PARTNERS, LP

By: Kimbell Royalty GP, LLC, its general partner

By:	/s/ R. Davis Ravnaas
R. Davis Ravnaas
President and Chief Financial Officer

cc (w/enclosures): Anuja A. Majmudar, Securities and Exchange Commission

Timothy S. Levenberg, Securities and Exchange Commission

William T. Heller IV, Mayer Brown LLP

Jeff M. Dobbs, Mayer Brown LLP

EXHIBIT A

Class B Units

Pursuant to the terms of the Recapitalization Agreement, following consummation of the Restructuring and on the effective date of the Tax Election, the Haymaker Holders and the Kimbell Art Foundation will pay five cents per Class B Unit to the Company as an additional capital contribution for the Class B Units (such aggregate amount, the “Class B Contribution” and such per unit amount, the “Class B Capital Contribution Per Unit Amount”), which amount is approximately $647,663 in the aggregate, in exchange for Class B Units. The Haymaker Holders and the Kimbell Art Foundation, as the holders of the Class B Units, will be entitled to receive cash distributions equal to 2% per quarter on their respective Class B Contribution (which amount is approximately $13,000 per quarter in total), subsequent to distributions on the Series A Preferred Units but in preference to distributions on our common units.

Please read “Description of our Common Units and Class B Units—Our Class B Units.”